UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

August 8, 2023

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In the Matter of

HomeSmart Holdings, Inc.
Suite 100
8388 East Hartford Drive
Scottsdale, Arizona 85255

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-262057

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 HomeSmart Holdings, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

 HomeSmart Holdings, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

 In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on August 8, 2023.

 For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

 Mary Beth Breslin
 Office Chief